# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number _____0-16174_____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

### 5 Basel Street, P.O. Box 3190
### Petach Tikva 49131  Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

_____

                    Contact:     Dan Suesskind
                                 Chief Financial Officer
                                 Teva Pharmaceutical Industries Ltd.
                                 (011) 972-2-589-2840
                                 Bill Fletcher
                                 President and CEO
                                 Teva North America
**FOR IMMEDIATE RELEASE**        (215) 591-8800
                                 Dorit Meltzer
                                 Director, Investor Relations
                                 Teva Pharmaceutical Industries Ltd.
                                 (011) 972-3-926-7554

### TEVA ANNOUNCES APPROVAL OF FLUMAZENIL INJECTION

**Jerusalem, Israel, October 13, 2004** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Flumazenil Injection, 0.1 mg/mL.  Commercial marketing of this product will begin immediately.

Flumazenil Injection is the AP-rated generic equivalent for HLR Technology's Romazicon® Injection, a product used to reverse the sedative effects of benzodiazepines.

The brand product has annual sales of approximately $48 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva's sales are in North America and Europe.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By:    /s/  Dan Suesskind
             Name: Dan Suesskind
             Title: Chief Financial Officer

Date: October 13, 2004